EXHIBIT 16

August 3, 2004

Securities and Exchange Commission
Mail Stop 11-3
450 5th Street, N.W.
Washington, D.C. 20549

Dear Sirs/Madams:

We have read Item 4 of Bay View Capital Corporation’s Form 8-K dated August 2, 2004, and have the following comments:

1. We agree with the statements made in the first paragraph, the second paragraph, the fifth paragraph, the sixth paragraph and the eighth paragraph in Item 4.

2. We agree with the statements made in the fourth paragraph in Item 4, however, we note the Company has determined that the financial statements for the year ended December 31, 2003 and the quarter ended March 31, 2004 should be restated.

3. We have no basis on which to agree or disagree with the statements made in the third paragraph and the seventh paragraph in Item 4.

Yours truly,

/s/ Deloitte & Touche LLP

San Francisco, California